FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

CANARC RESOURCE CORP.

#810 – 625 Howe Street, Vancouver, British Columbia, V6C 2T6

EXHIBIT LIST

99.1  Canarc Announces Name Change, Share Consolidation, $3.2 Million Private Placement Financing, Focus on Canadian Gold Projects, Strategic Review of Nevada Gold Projects and Appointment of New Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canarc Resource Corp.
(Registrant)

Date: August 19, 2020
/s/ Scott Eldridge

Scott Eldridge
Chief Executive Officer